March 9, 2005

Via Facsimile (864) 235-8900 and U.S. Mail

Ms. Lawson M. Vicarios, Esq.
Wyche Burgess Freeman & Parham, P.A.
PO Box 728
Greeneville SC, 29602-0728

Re:	CARC, Inc.
	Schedule TO-I filed February 28, 2005
      File No. 5-80579

Dear Ms: Lawson:

      We have reviewed the above-referenced filing and have the following comments.

"Is this the first step in a "going private" transaction?, page 2

1. Explain to us what consideration you have given to the application of Rule 13e-3 to this transaction. For example, since deregistration is not a guaranteed consequence of the tender offer, explain why you believe the tender offer may not be the first step in a series of transactions ultimately having a going private effect. See Rule 13e-3(a)(3).

Section 7. Conditions of the Offer, page 10

2. Please refer to the last sentence of the first paragraph in which the issuer reserved the right to raise offer conditions "at or prior to the time of payment for any shares." Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer and not the date shares are accepted. Please revise the disclosure to make clear that all conditions to the offers, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the offer.

3. The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision effectively constitutes a waiver of the triggered condition(s).
Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Special Counsel
							Office of Mergers
							and Acquisitions